**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

**September 16, 2010**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**The Ultimate Software Group, Inc.**

**File No. 000-24347 – CF No. 25525**
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The Ultimate Software Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2010.

Based on representations by The Ultimate Software Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.1 | through August 5, 2013 |
| Exhibit 10.2 | through August 5, 2013 |
| Exhibit 10.3 | through August 5, 2013 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel